UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

TC PipeLines, LP
(Exact name of registrant as specified in its charter)

Delaware	52-2135448
(State of incorporation or organization)	(IRS Employer Identification No.)

13710 FNB Parkway Omaha, Nebraska	68154-5200
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Units representing limited partner interests	The NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable):  333-69947

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No. 1 amends and restates the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on May 14, 1999 relating to the Registrant’s units representing limited partner interests.

Item 1.    Description of Registrant’s Securities to Be Registered.

DESCRIPTION OF COMMON UNITS

Units

The units registered hereunder represent limited partner interests in TC PipeLines, LP (the “Partnership,” “we” or “us”) and entitle holders thereof to the rights and privileges specified in the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated July 1, 2009 (which we refer to as our "Partnership Agreement").  A description of the units is set forth below. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Partnership’s Certificate of Limited Partnership and the Partnership Agreement, which are filed as exhibits to this Registration Statement on Form 8-A/A.

We have the following subsidiary limited partnerships which are collectively referred to herein as our "intermediate partnerships":  TC PipeLines Intermediate Limited Partnership, TC Tuscarora Intermediate Limited Partnership and TC GL Intermediate Limited Partnership.  We have investments, through the intermediate partnerships, in the operating pipelines.  These intermediate partnerships are collectively referred to herein as our "operating partnerships":

•	a 100 percent interest in Tuscarora Gas Transmission Company;

•	a 46.45 percent interest in Great Lakes Gas Transmission Limited Partnership;

•	a 50 percent interest in Northern Border Pipeline Company; and

•	a 100 percent interest in North Baja Pipeline, LLC.

Number of Units

As of July 1, 2009, we had 41,227,766 common units outstanding, of which 23,960,935 were held by the public, 11,287,725 were held by TransCan Northern Ltd. and 5,797,106 were held by TC PipeLines GP, Inc., the sole general partner of TC PipeLines, LP, both of which are indirect wholly-owned subsidiaries of TransCanada Corporation ("TransCanada").  TransCanada, through its indirect ownership of our general partner, holds a 2% general partner interest in the Partnership (including a 1.0101% partner interest in our intermediate partnerships).

Subject to the incentive distribution rights described below under "Cash Distribution Policy—Quarterly Distributions of Available Cash", the common units represent an aggregate 98% limited partner interest and the general partner interest represents an aggregate 2% general partner interest in the Partnership and the intermediate partnerships.

Under the Partnership Agreement, we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as may be established by the general partner in its sole discretion.

Distributions

For a description of distributions to our partners, see "Cash Distribution Policy—Quarterly Distributions of Available Cash" below.

Voting

Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group (other than our general partner and its affiliates) owns beneficially 20% or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under the Partnership Agreement.

Listing

Our outstanding common units are listed on the Nasdaq Global Select Market under the symbol "TCLP." Any additional common units we issue will also be listed on the Nasdaq Global Select Market.

Transfer Agent and Registrar Duties

Our transfer agent and registrar for the common units is BNY Mellon Shareowner Services.  All fees charged by the transfer agent for transfers of common units will be borne by us, except that the following fees shall be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to holders for disbursements of our cash distributions.  We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities in that capacity, except for any liability due to any negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent shall become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, the general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application.  The form of transfer application is set forth on the reverse side of the certificates representing the common units.  By executing and delivering a transfer application, the transferee of common units:

(1)	becomes the record holder of the common units and is an assignee until admitted into the Partnership as a substitute limited partner;

(2)	automatically requests admission as a substituted limited partner in the Partnership;

(3)	agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement;

(4)	represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement;

(5)	grants powers of attorney to officers of the general partner and any liquidator of the Partnership as specified in the Partnership Agreement; and

(6)	makes the consents and waivers contained in the Partnership Agreement.

An assignee will become a substituted limited partner of the Partnership in respect of the transferred common units upon the consent of the general partner and the recordation of the name of the assignee on the books and records of the Partnership.  The general partner may withhold its consent in its sole discretion.

Transfer applications may be completed, executed and delivered by a transferee's broker, agent or nominee.  The Partnership is entitled to treat the nominee holder of a common unit as the absolute owner.  In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.  Common units are securities and are transferable according to the laws governing transfer of securities.  In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred common units.  A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common units to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in the Partnership.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

•
cash distributions or federal income tax allocations unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive federal income tax information or reports furnished to record holders of common units.

The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units.  The transferor will not have a duty to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects to or chooses not to execute and forward the transfer application to the transfer agent.  See "The Partnership Agreement--Status as Limited Partner or Assignee" below.

Until a common unit has been transferred on the books of the Partnership, the Partnership and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTION POLICY

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

General

We will make distributions to our partners for each of our fiscal quarters before liquidation in an amount equal to all of our Available Cash for that quarter.  Available Cash is defined in the Partnership Agreement and generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated credit needs);

•	comply with applicable laws or any of our debt instruments or agreements; or

•	provide funds for cash distributions to unitholders and the general partner in respect of any one or more of the next four quarters.

We expect to make distributions of all Available Cash within approximately 45 days after the end of each calendar quarter to holders of record on the applicable record date.

Operating Surplus and Capital Surplus

Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus.  This distinction affects the amounts distributed to unitholders relative to the general partner.  See "--Distributions from Capital Surplus" below.

Operating Surplus generally means:

(1)	our cash balance on the date we began operations, plus $20 million, plus all of our cash receipts from our operations, excluding cash constituting Capital Surplus; less

(2)	all of our operating expenses, debt service payments, maintenance, capital expenditures and reserves established for future operations.

Capital Surplus will generally be generated only by:

(1)	borrowings other than Working Capital Borrowings;

(2)	sales of debt and equity securities; and

(3)
sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

All Available Cash distributed from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since we began operations equals the Operating Surplus as of the end of the quarter before that distribution.  This method of cash distribution avoids the difficulty of trying to determine whether Available Cash is distributed from Operating Surplus or Capital Surplus. Any excess of Available Cash over Operating Surplus, irrespective of its source, will be treated as Capital Surplus.

Capital Surplus is first distributed 98% to all common units, pro rata, and 2% to the general partner until each common unit that was issued in our initial public offering has received distributions from Capital Surplus in an aggregate amount equal to the initial public offering price of the common units.  After these distributions have been made the distinction between Operating Surplus and Capital Surplus will cease.  All subsequent distributions will be treated as from Operating Surplus.  See "--Distributions from Capital Surplus" below.  We do not anticipate that there will be significant distributions of Capital Surplus.

Distributions of Available Cash from Operating Surplus

Distributions of Available Cash from Operating Surplus for any quarter will be made in the following manner:

•
First, 98% to the common units, pro rata, and 2% to the general partner, until there has been distributed for each outstanding common unit an amount equal to $0.81 per unit for that quarter (the "First Target Distribution"); and

•	Thereafter, in the manner described in "--Incentive Distribution Rights" below.

The above reference to 2% of Available Cash from Operating Surplus distributed to the general partner is a reference to the percentage interest of the general partner in distributions from TC PipeLines, LP and our intermediate partnerships, exclusive of the general partner's or any of its affiliates' interest as holders of the units or incentive distribution rights.  The general partner owns a 1% general partner interest in TC PipeLines, LP and a 1.0101% general partner interest in our intermediate partnerships.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the First Target Distribution and the related 2% distribution to the general partner have been made for any quarter.

Any Available Cash from Operating Surplus for a quarter in excess of the First Target Distribution and the related 2% distribution to the general partner will be distributed among the unitholders and the general partner in the following manner:

•	First, 85% to all units, pro rata, and 15% to the general partner, until each unitholder has received a total of $0.88 for that quarter (the "Second Target Distribution"); and

•	Thereafter, 75% to all units, pro rata, and 25% to the general partner.

The distributions to the general partner described above, other than in its capacity as a holder of units, that are in excess of its aggregate 2% general partner interest represent the incentive distribution rights.  The right to receive incentive distributions is not part of the general partner interest and may be transferred separately from that interest.

The general partner may at any time transfer its common units and its incentive distribution rights to one or more persons without unitholder approval.  Furthermore, the general partner may transfer all or any part of its general partner interest in any of the intermediate partnerships to another person, subject to compliance with any transfer restrictions and/or right of first refusal obligations, if any, in the applicable intermediate partnership agreement.  As a condition to the transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Partnership Agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all (or the appropriate portion) of the general partner's interest in the intermediate partnerships and agree to be bound by the provisions of the intermediate partnership agreements.

Distributions from Capital Surplus

Distributions of Available Cash from Capital Surplus will be made in the following manner:

•
First, 98% to all units, pro rata, and 2% to the general partner, until each common unit that was issued in our initial public offering has received distributions from Capital Surplus equal to the initial public offering price; and

•	Thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

When a distribution is made from Capital Surplus, it is treated as if it were a repayment of the unit price from our initial public offering.  To reflect this repayment, the minimum quarterly distribution ($0.45 per quarter) and the target distribution levels will be adjusted downward by multiplying each amount by a fraction.  This fraction is determined as follows:

•
the numerator is the initial public offering price, less distributions of Capital Surplus (the "Unrecovered Capital") with respect to the common units immediately after giving effect to the repayment; and

•	the denominator is the Unrecovered Capital of the common units immediately before the repayment.

A "payback" of the unit price from our initial public offering occurs when the Unrecovered Capital of the common units is zero.  At that time the minimum quarterly distribution and the target distribution levels will have been reduced to zero.  All distributions of Available Cash from all sources after that time will be treated as if they were from Operating Surplus.  Because the target distribution levels will have been reduced to zero, the general partner will then be entitled to receive 75% of all distributions of Available Cash in its capacities as general partner and as holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

Distributions from Capital Surplus will not reduce the target distribution levels for the quarter in which they are distributed.

We do not anticipate that there will be significant distributions from Capital Surplus.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjustments made upon a distribution of Available Cash from Capital Surplus, the following will each be proportionately adjusted upward or downward, as appropriate, if any combination or subdivision of units should occur:

(1)	the minimum quarterly distribution;

(2)	the target distribution levels;

(3)	the Unrecovered Capital of a common unit; and

(4)	other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the Unrecovered Capital of the common units would each be reduced to 50% of its initial level.

No adjustment will be made by reason of the issuance of additional common units for cash or property.

The minimum quarterly distribution and the target distribution levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted in a manner that causes us, any of the intermediate partnerships or Northern Border Pipeline to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, the minimum quarterly distribution and the target distribution levels for each quarter after that time would be reduced to amounts equal to the product of:

(1)	the minimum quarterly distribution and each of the target distribution levels;

multiplied by

(2)	one minus the sum of:

(x)	the highest marginal federal income tax rate which could apply to the Partnership that is taxed as an entity; plus

(y)
any increase in the effective overall state and local income tax rate that would have been applicable to the Partnership, any of the intermediate partnerships or Northern Border Pipeline in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we were to become taxable as an entity for federal income tax purposes and we became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount immediately before the adjustment.

Distributions of Cash Upon Liquidation

Following the beginning of our dissolution and liquidation, assets will be sold or otherwise disposed of and the partners' capital account balances will be adjusted to reflect any resulting gain or loss.  The manner of the adjustment is as provided in the Partnership Agreement.  The proceeds of liquidation will first be applied to the payment of our creditors in the order of priority provided in the Partnership Agreement and by law. After that, the proceeds will be distributed to the unitholders and the general partner in accordance with their capital account balances, as so adjusted.

Net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the general partner and the unitholders.  Then net gains will be allocated 98% to the unitholders and 2% to the general partner until the capital account balances of the unitholders are equal to their Unrecovered Capital plus any First Target Distribution for the quarter during which the liquidation date occurs. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the holders of common units to fully recover all of these amounts.  Any further net gains recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Any unrealized gain attributable to assets distributed in kind will be allocated in a manner consistent with the allocation of net recognized gains described above.

Upon our liquidation, any loss will generally be allocated to the general partner and the unitholders in the following manner:

•
First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

Interim adjustments to capital accounts will be made at the time we issue additional interests in the Partnership or make distributions of property.  These adjustments will be based on the fair market value of the interests issued or the property distributed and any gain or loss resulting from the adjustments will be allocated to the unitholders and the general partner (including with respect to its incentive distribution rights) in the same manner as gain or loss would be allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any later negative adjustments to the capital accounts resulting from the issuance of additional Partnership interests, our distributions of property, or losses upon sales of assets in our liquidation, will be allocated in a manner, as reasonably determined by the general partner, that to the extent possible result in the capital counts of the partners being equal the capital accounts of the partners if no earlier positive adjustments to the capital accounts had been made.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement.  We summarize the following provisions of the Partnership Agreement elsewhere in this Form 8-A/A:

•	with regard to distributions of available cash, please read “Cash Distribution Policy—Quarterly Distributions of Available Cash”;

•	with regard to the transfer of units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Tax Considerations.”

Organization and Duration

We were organized in December 1998.  We will dissolve on December 31, 2097, unless sooner dissolved under the terms of the Partnership Agreement.

Purpose

Our purpose under the Partnership Agreement is limited to serving as a partner of our intermediate partnerships and engaging in any business activity (either directly or through other entities) that may be engaged in by the intermediate partnerships or that is approved by the general partner; provided that the general partner reasonably determines, as of the date of acquisition or commencement of such activity, that such activity generates "qualifying income" (as such term is defined in Section 7704 of the Internal Revenue Code) or enhances the operations of an activity of the Partnership or the intermediate partnerships.

Although the general partner has the ability to cause the Partnership and the intermediate partnerships to engage in activities other than the transportation of natural gas, the general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary or appropriate to carry out the purposes and to conduct our business.

Power Of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to the general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of the Partnership. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, the Partnership Agreement.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the Partnership Agreement; or

•	to take other action under the Partnership Agreement

constituted "participation in control" of our business for purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the Partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the Partnership Agreement.

As a general partner of the operating partnerships, the respective intermediate partnerships will be liable for the debts and obligations of the operating partnerships, although the partnership agreements of the operating partnerships provide that, except as otherwise specifically agreed in accordance with the terms of the partnership agreements, the operating partnerships may not enter into any contract or other obligation unless recourse by the parties is limited to the assets of the operating partnerships.

The intermediate partnerships currently conduct business in at least 13 states and may conduct business in other states. Maintenance of limited liability for the Partnership, as the limited partner in the intermediate partnerships, may require compliance with legal requirements in the jurisdictions in which intermediate partnerships conduct business, including qualifying the intermediate partnerships to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in the intermediate partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner as the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

The Partnership Agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.

We may issue an unlimited number of common units as follows:

(1)	issuance under employee and director benefit plans (subject to any approval requirements of the Nasdaq Stock Market);

(2)	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of the general partner; or

(3)	in the event of a combination or subdivision of common units.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of Available Cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of the Partnership Agreement, we may also issue additional partnership securities that, in the sole discretion of the general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities in exchange for cash or property, the general partner will be required to make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in the intermediate partnerships. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain their percentage interest, including their interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Partnership Agreement

Amendments to the Partnership Agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment except as described below.

Prohibited Amendments. No amendment may be made that would:

(1)	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

(3)	change the term of the Partnership;

(4)
provide that the Partnership is not dissolved upon the expiration of its term or upon an election to dissolve the Partnership by the general partner that is approved by the holders of a majority of the outstanding common units; or

(5)	give any person the right to dissolve the Partnership other than the general partner's right to dissolve the Partnership with the approval of the holders of a majority of the outstanding common units.

The provision of the Partnership Agreement preventing the amendments having the effects described in clauses (1)-(5) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval. The general partner may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect:

(1)	a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

(3)
a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither the Partnership nor any intermediate partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4)
an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership or the general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that in the discretion of the general partner is necessary or advisable for the authorization or issuance of additional limited or general partner interests;

(6)	any amendment expressly permitted in the Partnership Agreement to be made by the general partner acting alone;

(7)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

(8)
any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by the Partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

(9)	a change in the fiscal year or taxable year of the Partnership and related changes; and

(10)	any other amendments substantially similar to any of the matters described in (1)-(9) above.

In addition, the general partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

(1)	do not adversely affect the limited partners in any material respect;

(2)
are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3)
are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of the Partnership and the limited partners;

(4)	are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the Partnership Agreement; or

(5)	are required to effect the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the Partnership being treated as an entity for federal income tax purposes if one of the amendments described above under "-- No Unitholder Approval" should occur. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the units unless the Partnership obtains an opinion of counsel to the effect that the amendment will not adversely affect the limited liability under applicable law of any limited partner in the Partnership or cause the Partnership or the intermediate partnerships to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

The general partner is generally prohibited, without the prior approval of holders of a majority of the outstanding common units from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of any intermediate partnership; provided that the general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without that approval. The general partner may also sell all or substantially all of the Partnership's assets under a foreclosure or other realization upon the encumbrances above without that approval. Furthermore, provided that conditions specified in the Partnership Agreement are satisfied, the general partner may merge the Partnership or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect solely a change in the legal form of the Partnership into another limited liability entity.

The unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of the Partnership's assets or any other transaction or event.

Termination and Dissolution

We will continue until December 31, 2097, unless terminated sooner under the Partnership Agreement. We will dissolve upon:

(1)	the election of the general partner to dissolve us, if approved by the holders of a majority of the outstanding common units;

(2)	the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the intermediate partnerships;

(3)	the entry of a decree of judicial dissolution of the Partnership; or

(4)
the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of the outstanding common units may also elect, within specific time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions described in the Partnership Agreement by forming a new limited partnership on terms identical to those in the Partnership Agreement and having as general partner an entity approved by the holders of units who elected to reconstitute the Partnership subject to receipt by the Partnership of an opinion of counsel to the effect that:

(1)	the action would not result in the loss of limited liability of any limited partner; and

(2)
neither the Partnership, the reconstituted limited partnership, nor any intermediate partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy—Quarterly Distributions of Available Cash—Distributions of Cash Upon Liquidation". The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

The general partner of the Partnership may withdraw as the general partner without first obtaining approval from any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the Partnership Agreement.  In addition, the Partnership Agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interests in the Partnership without the approval of the unitholders. See "--Transfer of General Partner Interest and Incentive Distribution Rights".

Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interests in the Partnership, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal the holders of a majority of the outstanding common units agree in writing to continue the business of the Partnership and to appoint a successor general partner. See "--Termination and Dissolution" below.

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and the Partnership receives an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units.

The Partnership Agreement also provides that if the general partner is removed as general partner of the Partnership under circumstances where cause does not exis the general partner will have the right to convert its general partner interests and all the incentive distribution rights into common units or to receive cash in exchange for those interests from the successor general partner.

Withdrawal or removal of the general partner as a general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the general partner as a general partner of the intermediate partnerships.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the Partnership Agreement or any intermediate partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interests of the departing general partner and its incentive distribution rights for a cash payment equal to the fair market value of those interests. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value.  If the departing general partner and the successor general partner cannot agree upon an expert to determine the fair market value, then an expert chosen by agreement of experts selected by each of them will determine the fair market value.

If the above-described option is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interests and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests, as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, the Partnership will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of the Partnership.

Transfer of General Partner Interest and Incentive Distribution Rights

The general partner may at any time transfer its common units and its incentive distribution rights to one or more persons without unitholder approval.  Furthermore, the general partner may transfer all or any part of its general partner interest in any of the intermediate partnerships to another person, subject to compliance with any transfer restrictions and/or right of first refusal obligations, if any, in the applicable intermediate partnership agreement.  As a condition to the transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Partnership Agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all (or the appropriate portion) of the general partner's interest in the intermediate partnerships and agree to be bound by the provisions of the intermediate partnership agreements.

TransCanada Ownership of General Partner

TransCanada has agreed with the underwriters of our initial public offering that it will retain beneficial ownership of our general partner until six months after the date when there are no officers of our general partner who are also directors, officers or employees of TransCanada or its other affiliates.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner of the Partnership as general partner of the Partnership or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

The Partnership Agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interests and all of its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the general partner and its affiliates hold at least 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (i) the highest price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (ii) the current market price as of the date three days before the date the notice is mailed.  For this purpose, the "current market price" of any publicly traded class of securities listed or admitted to trading on a national securities exchange is the average of the daily closing prices for the 20 consecutive trading days immediately prior to such date.

As a result of the general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesireable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See "Tax Considerations--Disposition of Common Units" below.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued. See "--Issuance of Additional Securities".  However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by the Partnership or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under "--Limited Liability", the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from the Partnership, including liquidating distributions. The general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. See "--Meetings; Voting". Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. See "Description of the Common Units--Transfer of Common Units".

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	the general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of a general partner or any departing general partner;

(4)
any person who is or was a member, partner, officer, director, employee, agent or trustee of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

(5)
any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will be only out of our assets.  The general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement.

Books and Reports

The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter to the extent required by applicable law, rule or regulation or as the general partner deems to be necessary or appropriate.

We will furnish each record holder of a unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.  This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Books And Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	other information regarding our affairs that is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interest or which we are is required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the general partner as the general partner of the Partnership. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

TAX CONSIDERATIONS

This section is a summary of material federal income tax considerations that may be relevant to an investment in our common units. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, partnerships, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that you consult and depend on your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of an investment in our securities.

No ruling from the IRS or opinion of counsel has been or will be received regarding any matter affecting us or prospective unitholders. The statements and conclusions made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, the following specific federal income tax issues are subject to particular uncertainty:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales");

•
whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "— Disposition of Common Units — Allocations Between Transferors and Transferees"); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "— Tax Consequences of Unit Ownership — Section 754 Election").

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted tax basis in his partnership interest.

No ruling from the IRS and no opinion of counsel has been or will be sought with respect to our classification as a partnership for federal income tax purposes or as to the classification as partnerships of the intermediate partnerships or the operating partnerships, whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. However, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions, we believe that we, our intermediate partnerships and our operating partnerships will each be classified as a partnership for federal income tax purposes.

In this regard:

•
Neither we nor any of our intermediate partnerships or our operating partnerships has elected or will elect to be treated as an association or corporation, and none of the intermediate partnerships or the operating partnerships has ever been a publicly-traded partnership;

•
For each taxable year, more than 90% of our gross income has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas, its products and naturally occurring carbon dioxide, or other items of income as to which counsel has or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

•
Neither we nor any intermediate partnership or operating partnership has engaged or will engage in any significant activity other than the transportation (within the meaning of Section 7704(d) of the Internal Revenue Code) of natural gas without first receiving an opinion of counsel to the effect that such activity will not cause the Partnership or any intermediate partnership or operating partnership to have income that is not qualifying income.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of natural gas. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We have satisfied the qualifying income test in each taxable year to date. We estimate that less than 1% of our current gross income is not qualifying income. The percentage of our gross income that constitutes qualifying income could change from time to time, but we project that the amount of non-qualifying gross income will not approach 10% of our gross income in any year.

              If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and the Partnership, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If any of the Partnership, an intermediate partnership or an operating partnership were treated as an association taxable as a corporation in any taxable year, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its equity holders, and its net income would be taxed to it at corporate rates. In addition, any distributions by the affected entity to its equity holders would be treated as either taxable dividend income, to the extent of its current or accumulated earnings and profits, or, in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder's tax basis in its equity interest in the entity, or as taxable capital gain, after the holder's tax basis in the equity interest is reduced to zero. Accordingly, treatment of the Partnership or any of the intermediate partnerships or the operating partnerships as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on the assumption that we, the intermediate partnerships and the operating partnerships will each be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Assignees who have executed and delivered transfer applications and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will also be treated as partners of the Partnership for federal income tax purposes. Because there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, this discussion is not addressed to such persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. Please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales."

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. Such holders are urged to consult their own tax advisors with respect to their status as partners of the Partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. Each unitholder must include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "— Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "— Limitations on the Deductibility of Our Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income which will equal the excess of the non-pro rata portion of the distribution over the unitholder's tax basis for the share of the Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

Limitations on Deductibility of Our Losses.  The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in the future to the extent that his at risk amount is subsequently increased, provided such losses do not exceed his tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitations in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future income we generate and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder's share of our net income may be offset by any of our suspended passive losses we generate, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that incentive distributions are made to the general partner, gross income is allocated to the general partner to the extent of these distributions. If we have a net loss, that loss is generally allocated first, to our general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the Partnership Agreement, and second, to our general partner.

              Specified items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed to us and to account for the difference between the tax basis and the fair market value of our property at the time of the offering of units in accordance with Section 704 of the Internal Revenue Code and the Treasury Regulations thereunder.  The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase.  In addition, items of recapture income are allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income.  Finally, although we do not expect that our operations will result in the creation of negative capital accounts to unitholders, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account and "tax" capital account, will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to us, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.  We believe that, subject to the issues described in "— Tax Consequences of Unit Ownership — Section 754 Election" and "— Disposition of Common Units — Allocations Between Transferors and Transferees," the allocations under our Partnership Agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our Partnership Agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Treatment of Short Sales.  A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

•	all of these distributions would appear to be treated as ordinary income.

The tax treament of a unitholder whose common units are loaned to a short seller to cover a short sale of common units is unclear; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "— Disposition of Common Units — Recognition of Gain or Loss."

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have adopted) to depreciate any portion of the Section 743(b) adjustment attributable to Section 704(c) built-in gain on recovery property under Section 168 of the Internal Revenue Code over the remaining recovery period for such Section 704(c) built-in gain. Treasury Regulations under Section 197 similarly require any portion of the Section 743(b) adjustment attributable to Section 704(c) built-in gain on amortizable Section 197 intangibles to be amortized over the remaining amortization period for such Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our Partnership Agreement, we have adopted a convention to preserve the uniformity of common units even if that convention is not consistent with specified Treasury Regulations. Please read "— Uniformity of Common Units."

Although there is no direct or indirect controlling authority on this issue, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property contributed to us, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. Please read "— Uniformity of Common Units."

              A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. The allocation of the Section 743(b) adjustment must be made in accordance with the Internal Revenue Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment allocated by us to tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets.. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and the deductions resulting from them reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our view, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "— Disposition of Common Units — Allocations Between Transferors and Transferees."

Tax Basis, Depreciation and Amortization.  The adjusted tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately adjusted gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to any offering will be borne by the general partner and other unitholders as of that time. Please read "— Tax Treatment of Unitholders — Allocation of Income, Gain, Loss and Deduction."

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own may be required to recapture those deductions as ordinary income upon a sale of his interest in us. Please read "— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction" and "— Disposition of Common Units — Recognition of Gain or Loss."

The costs incurred in selling our common units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized. The underwriting discounts and commissions we incur are treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to these adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Gain or loss recognized on the sale of common units held for more than 12 months will generally be taxed as long-term capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals the amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult with his tax advisor as to the possible consequences of the application of this ruling and the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or a related person enters into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the NASDAQ National Market on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns common units at any time during a quarter and who disposes of these common units prior to the record date set for a cash distribution with respect to that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange (or, if earlier, January 15 of the year following the sale). A purchaser of units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination.  We will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before to the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulations dealing with Section 743 adjustments. Any non-uniformity could have a negative impact on the value of the common units. Please read "— Tax Consequences of Unit Ownership — Section 754 Election."

Consistent with the regulations under Section 743, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to apply with respect to a material portion of our assets. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This approach will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens and foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that unitholder.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States because of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold at applicable rates on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN (or other applicable form) in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

The IRS has ruled that a foreign partner who sells or otherwise disposes of an interest in a partnership will be subject to federal income tax on gain realized on the disposition of that partnership interest to the extent that the gain is deemed to be effectively connected with a United States trade or business of the foreign partner. Apart from this ruling, a foreign partner would not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. Any of these conventions may not yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS.  We cannot assure prospective unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our Partnership Agreement appoints the general partner as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is

•	a person that is not a United States person,

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

              Reportable Transactions.  Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a "reportable transaction." Unitholders may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million in any single tax year or $4 million in any combination of tax years. Each unitholder is urged to consult with his own tax advisor concerning the application of any of these factors to his ownership of common units. Our participation in a reportable transaction could increase the likelihood that our federal income tax return (and possibly your tax return) would be audited by the IRS. Please read "— Information Returns and Audit Procedures."

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the Code:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described below at "— Accuracy-Related Penalties,"

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any "reportable transactions."

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, "substantial authority"; or

•	as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "— Tax Consequences of Unit Ownership — Entity-Level Collections."

        It is the responsibility of each unitholder to investigate the legal and tax consequences under the laws of pertinent jurisdictions of his investment in us. Accordingly, we recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal and non-U.S., tax returns that may be required of him. We have not obtained an opinion of counsel with regard to any state or local tax consequences of an investment in us.

Item 2.    Exhibits.

        The documents listed below are filed as exhibits to this Registration Statement.

Exhibit Number	Description
1
Second Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP, dated July 1, 2009 (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2009).

2
Certificate of Limited Partnership of TC PipeLines, LP (incorporated by reference to Exhibit 3.2 to TC PipeLines, LP’s Form S-1 Registration Statement, Registration No. 333-69947 filed on December 30, 1998).

3
Form of Certificate Evidencing Common Units (incorporated by reference to Exhibit A to the Second Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP filed as Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2009).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TC PipeLines, LP By: TC PipeLines GP, Inc., Its general partner
Date: July 7, 2009	By:	/s/ Amy W. Leong
Amy W. Leong
Principal Financial Officer and Controller